

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2011

Allied Irish Banks, p.l.c.
Mr. Colm Doherty
Group Managing Director
Bankcenter, Ballsbridge
Dublin 4, Ireland

      Re: **Allied Irish Banks, p.l.c.**
               Form 20-F for the Fiscal Year Ended December 31, 2009
               Filed March 8, 2010
               File No. 001-10284

Dear Mr. Doherty:

     We have completed our review of your filing and do not have any further comments at this time.

                    Sincerely,

                    Amit Pande
                    Accounting Branch Chief